Exhibit 99.5

CRH Medical Announces Third Quarter 2015 Results

VANCOUVER, B.C. – October 29, 2015 - CRH Medical Corporation (TSX: CRH) (NYSE MKT:CRHM) ("CRH" or the "Company"), a North American medical company that provides physicians with innovative products and services for the treatment of gastrointestinal diseases, today announced its unaudited interim financial results for the quarter ended September 30, 2015.  All financial results are expressed in U.S. dollars.
Q3 and YTD 2015 Financial Highlights
(All amounts in US$)
	September 30	September 30		YTD	YTD
	2015	2014	Change	2015	2014	Change
Anesthesia services	9,195,363	-	NA	25,166,336	-	NA
Product sales	2,414,512	2,200,342	10%	6,944,613	6,237,782	11%
Total Revenue	11,609,875	2,200,342	428%	32,110,949	6,237,782	415%
Operating expenses – adjusted[1]
Anesthesia services	4,023,334	-	NA	10,467,372	-	NA
Product sales	888,395	1,034,365	-14%	2,773,890	2,891,043	-4%
Corporate	798,197	444,608	80%	2,101,259	1,320,592	59%
Total operating expenses – adjusted[1]	5,709,926	1,478,973	286%	15,342,521	4,211,635	264%
Operating EBITDA[1] - non-controlling interest[2]	141,475	-	NA	141,475	-	NA
Operating EBITDA[1] - shareholders of the Company	5,758,474	721,369	698%	16,626,953	2,026,147	721%

[1]	Non-IFRS Measure. Refer to page 5 of this document for reconciliation of reported results to non-IFRS measures.
[2]	Non-controlling interest reflects the ownership interest of persons holding non-controlling interests in non-wholly owned subsidiaries of the Company.

"With two acquisitions and an NYSE listing, we are very pleased with the operational progress we have made in the third quarter. To generate record revenue and operating EBITDA for another quarter, reinforces the financial strength of our underlying business," said Edward Wright, Chief Executive Officer of CRH. Mr. Wright added, "We believe there is a significant opportunity for CRH to continue to grow".

Third Quarter 2015, Conference Call Notification

CRH Medical will host a telephone conference call to discuss the quarter on Thursday, October 29, 2015 at 10 am ET. The telephone numbers for the conference call are (877) 291-4570 or (647) 788-4919.
At the call's completion, an audio replay will be available by calling (800) 585-8367 or (416) 621-4642 and using passcode 67557794. The phone replay will be available until November 12, 2015.

Q3 and YTD 2015 Financial Results
Except where otherwise indicated, all financial information discussed below is 100% of the consolidated results of the Company and includes both the Company's interest in subsidiaries, as well as the interest of persons holding non-controlling interests in non-wholly owned subsidiaries of the Company.
Total revenues for the three months ended September 30, 2015 were $11,609,875 compared to $2,200,342 for the three months ended September 30, 2014.  Revenues for the nine months ended September 30, 2015 were $32,110,949 compared to $6,237,782 for the nine months ended September 30, 2014.
Revenues from anesthesia services were $9,195,363 in the quarter.  This represents two months of activity from the ADH acquisition in August, and one month of activity from the KGAA acquisition in September.  Anesthesia revenues in the year to date period were $25,166,336.  During the quarter, the anesthesia services segment serviced 18,787 patient cases, and serviced 46,523 patient cases in the year to date.
Revenues from product sales for the quarter were $2,414,512 compared to $2,200,342 for the third quarter of 2014. The 10% increase in product sales is the result of the continuing successful execution of the Company's direct to physician program that provides physicians the ability to purchase our hemorrhoid banding technology, treatment protocols, marketing and operational experience.  Revenues from product sales for the nine months ended September 30, 2015 were $6,944,613, an increase of 11% over the prior year comparable period. As of September 30, 2015 the Company had trained 2,117 physicians to use the CRH O'Regan System, representing 791 clinical practices, which compares to 1,845 physicians trained, representing 682 clinical practices, as of September 30, 2014.
For the quarter ended September 30, 2015, total adjusted operating expenses were $5,709,926 compared to $1,478,973 for the third quarter of 2014, an increase of $4,230,953. For the nine months ended September 30, 2015, total adjusted operating expenses were $15,342,521 compared to $4,211,635 for the nine months ended September 30, 2014.
Anesthesia services adjusted operating expenses for the quarter ended September 30, 2015 were $4,023,334. Anesthesia services adjusted operating expenses for the nine months ended September 30, 2015 were $10,467,372. Anesthesia services expenses primarily include labor related cost for the certified registered nurse anesthetists and medical director, medical drugs and supplies, and billing and management related expenses.
Product sales adjusted operating expenses for the quarter were $888,395 compared to $1,034,365 for the quarter ended September 30, 2014. Product sales adjusted operating expenses for the year to date were $2,773,890 compared to $2,891,043 for the comparable period in 2014.  The decrease in expenses is a reflection of the additional professional fees incurred in the third quarter of 2014.  Product sales expenses primarily include employee wages, product cost and support, marketing programs, office expenses, professional fees, and insurance.

Corporate adjusted operating expenses for the quarter were $798,197 compared to $444,608 for the quarter ended September 30, 2014.  This reflects a growth in expenses of $353,589 from the third quarter of 2014. Corporate adjusted operating expenses for the nine months ended September 30, 2015 were $2,101,259 compared to $1,320,592 in the same period of 2014, a growth of $780,667.  The growth in corporate expenses is primarily the result of an increase in employee related costs, professional fees, travel and entertainment costs, and insurance and, in general, is reflective of the additional activities incurred in support of the Company's expanded service offering.  Also contributing to the increase are additional professional fees incurred in relation to the Company's listing on the NYSE of $154,138 during the third quarter of 2015.
Operating EBITDA attributable to shareholders of the Company for the quarter was $5,758,474, an increase of $5,037,105 over the third quarter of 2014.  Operating EBITDA attributable to shareholders of the Company for the nine months ended September 30, 2015 was $16,626,953, an increase of $14,600,806 from the comparable period in the prior year.  The increases are primarily a reflection of the Company's newly acquired anesthesia service providers offset by a net increase in product and corporate operating expenses.
Operating EBITDA attributable to non-controlling interest was $141,475 in the three and nine months ended September 30, 2015.  This comprises revenues of $218,941 and adjusted operating expenses of $77,466.
The Company's September 30, 2015 financial report and corresponding MD&A are available on www.sedar.com and the Company's website at www.crhmedcorp.com.

About CRH Medical Corporation:
CRH Medical Corporation is a North American company that provides physicians with innovative products and services for the treatment of gastrointestinal diseases. The Company's product distribution strategy focuses on physician education, patient outcomes, and patient awareness. The Company's first product, the CRH O'Regan System, is a single use, disposable, hemorrhoid banding technology that is safe and highly effective in treating hemorrhoid grades I – IV. CRH distributes the CRH O'Regan System, treatment protocols, operational and marketing expertise as a complete, turnkey package directly to physicians, allowing CRH to create meaningful relationships with the physicians it serves. CRH also operates a full service anesthesia services division serving the gastroenterology community, which provides anesthesia services for patients undergoing endoscopies and colonoscopies. Performing these procedures under anesthesia makes these procedures more comfortable for patients and allows gastroenterologists to perform more procedures than in the absence of anesthesia. CRH expects to leverage the capabilities it acquired through these gastroenterology anesthesia companies to consolidate the highly fragmented gastroenterology anesthesia provider business. The Company's goal is to establish CRH as the premier provider of innovative products and essential services to gastroenterologists throughout the United States.

For more information, please contact:

David Matousek, Director of Investor Relations
CRH Medical Corporation
800.660.2153 x1030
dmatousek@crhmedcorp.com

Non-IFRS Measures

This press release makes reference to certain non-IFRS measures. These non-IFRS measures are not recognized measures under IFRS and do not have a standardized meaning prescribed by IFRS, and are therefore unlikely to be comparable to similar measures presented by other companies.  When used, these measures are defined in such terms as to allow the reconciliation to the closest IFRS measure.  These measures are provided as additional information to complement those IFRS measures by providing further understanding of the Company's results of operations from management's perspective.  Accordingly, they should not be considered in isolation nor as a substitute for analyses of the Company's financial information reported under IFRS.  Management uses non-IFRS measures such as operating expenses – adjusted and operating EBITDA to provide investors with a supplemental measure of the Company's operating performance and thus highlight trends in the Company's core business that may not otherwise be apparent when relying solely on IFRS financial measures.  Management also believes that securities analysts, investors and other interested parties frequently use non-IFRS measures in the evaluation of issuers.  Management also uses non-IFRS measures in order to facilitate operating performance comparisons from period to period, prepare annual operating budgets, and to assess its ability to meet future debt service, capital expenditure, and working capital requirements.
The non-IFRS measures are reconciled to reported IFRS figures in the tables below:
Operating EBITDA
$USD	Q3 2015	Q3 2014	YTD 2015	YTD 2014
Operating EBITDA attributable to:
Shareholders of the Company	5,758,474	721,369	16,626,953	2,026,147
Non-controlling interest	141,475	-	141,475	-
Total Operating EBITDA	5,899,949	721,369	16,768,428	2,026,147
Amortization expense	(1,744,727)	-	(4,606,649)	-
Depreciation and related expense	(17,134)	(10,096)	(46,114)	(40,026)
Stock based compensation	(1,000,996)	(81,576)	(2,488,935)	(292,853)
Acquisition expenses	(221,454)	-	(237,537)	-
Impairment of inventory	(240,946)	-	(240,946)	-
Impairment of intangible assets	(389,690)	-	(389,690)	-
Operating income	2,285,002	629,697	8,758,557	1,693,268

Operating expenses - adjusted
$USD	Q3 2015	Q3 2014	YTD 2015	YTD 2014

Anesthesia services operating expense – adjusted	4,023,334	-	10,467,372	-
Amortization expense	1,744,727	-	4,606,648	-
Depreciation and related expense	2,578	-	4,287	-
Stock based compensation	13,198	-	25,287	-
Acquisition expenses	221,454	-	221,454	-
Impairment of intangible asset	389,690	-	389,690	-
Anesthesia services expense	6,394,981	-	15,714,738	-

Product sales operating expense – adjusted	888,395	1,034,365	2,773,890	2,891,043
Amortization expense	-	-	-	-
Depreciation and related expense	649	69	1,947	8,430
Stock based compensation	105,619	19,069	320,979	71,113
Impairment of inventory	240,946	-	240,946
Product sales expense	1,235,609	1,053,503	3,337,762	2,970,586

Corporate operating expenses – adjusted	798,197	444,608	2,101,259	1,320,592
Amortization expense	-	-	-	-
Depreciation and related expense	13,907	10,027	39,881	31,596
Stock based compensation	882,179	62,507	2,142,669	221,740
Acquisition expenses	-	-	16,083	-
Corporate expense	1,694,283	517,142	4,299,892	1,573,928

Total operating expense – adjusted	5,709,926	1,478,973	15,342,521	4,211,635
Total operating expense	9,324,873	1,570,645	23,352,392	4,544,514

Forward looking statements:

Information included or incorporated by reference in this press release may contain forward-looking statements.  This information may involve known and unknown risks, uncertainties, and other factors which may cause our actual results, performance, or achievements to be materially different from the future results, performance, or achievements expressed or implied by any forward-looking statements.  Forward-looking statements, which involve assumptions and describe our future plans, strategies, and expectations, are generally identifiable by use of the words "may," "will," "should," "expect," "anticipate," "estimate," "believe," "plan," "intend" or "project" or the negative of these words or other variations on these words or comparable terminology. Readers are cautioned regarding statements discussing profitability; growth strategies; anticipated trends in our industry; our future financing plans; and our anticipated needs for working capital. Forward looking statements in this press release include statements regarding additional acquisitions, increasing revenue and operating EBITDA, continued growth of our business and leveraging our capabilities. Actual events or results may differ materially from those discussed in forward-looking statements.  There can be no assurance that the forward-looking statements currently contained in this press release will in fact occur. The Company bases its forward-looking statements on information currently available to it, and assumes no obligation to update them. The Company disclaims any intent or obligations to update or revise publicly any forward-looking statements whether as a result of new information, estimates or options, future events or results or otherwise, unless required to do so by law.
Forward-looking information reflects current expectations of management regarding future events and operating performance as of the date of this document. Such information involves significant risks and uncertainties, should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in forward-looking information, including, without limitation: our need for additional financing and our estimates regarding our capital requirements, future revenues and profitability; unfavourable economic conditions could have an adverse effect on our business; risks related to the Company's credit facilities; the policies of health insurance carriers may affect the amount of revenue the Company receives; our ability to successfully market and sell our products and services; our estimates of the size of the potential markets for our products and services; we may be subject to competition and technological risk which may impact the price and amount of product we can sell and nature of services we can provide; our ability to and the cost of compliance with extensive existing regulation and any changes or amendments thereto; changes within the medical industry and third-party reimbursement policies and our estimates of associated timing and costs with the same; changes in key United States federal or state laws, rules, and regulations; our ability to establish, maintain and defend intellectual property rights; risks related to U.S. antitrust regulations; risks related to record keeping and confidentiality by our affiliated physicians; our ability to recruit and retain qualified physicians to provide our services; our ability to enforce non-competition covenants of any departed physicians; risks related to corporate practice of medicine and our ability to renew and maintain agreements with anesthesiologists and other contractors; risks related to our ability to renegotiate, renew or replace services agreements under which we provide anesthesia services; risks related to changes in regulations that would necessitate adapting or re-negotiating our existing operating agreements; our ability and forecasts of expansion and the Company's management of anticipated growth; our senior management has been key to our growth and we may be adversely affected if we are unable to retain, conflicts of interest develop with or we lose any key member of our senior management; risks associated with manufacture of our products and our economic dependence on suppliers; changes in the industry and the economy may affect the Company's business; risks related to the competitive nature of the medical industry; evolving regulation of corporate governance and public disclosure may result in additional corporate expenses; adverse events relating to our product or services could result in risks relating to product liability, medical malpractice, other legal claims, insurance, product recalls and other liabilities; risks associated with use of our products in unapproved circumstances; various risks associated with legal, regulatory or investigative proceedings; health and safety risks are intrinsic within our industry; our ability to successfully identify, evaluate and complete future transactions; anti-takeover provisions create risks related to lost opportunities; we may not continue to attract gastroenterologists and other licensed providers to purchase and use the CRH O'Regan System or to provide our services; risks associated with the trading of our common shares on a public marketplace; risks related to adverse movements in foreign currency exchange rates; and risks related to maintaining our foreign private issuer status.
Although the anesthesia acquisitions completed in 2014 and 2015 have diversified the Company's revenue sources, any adverse event directly or indirectly related to the CRH O'Regan System will have a material impact on the Company's financial performance.  In addition, there is a risk that some or all of the expected benefits from the anesthesia acquisitions will not be realized, and risks associated with the integration of these acquisitions, as planned.